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                                   Exhibit (1)

Resolutions Establishing Separate Account

         RESOLVED, that TIAA-CREF Life Insurance Company ("TIAA-CREF Life") hereby establishes a separate account pursuant to New York Insurance Law Section 4240, and to the extent applicable, New York Insurance Regulation No. 47, to be designated "Separate Account VA-1" or such other designation as the appropriate officers of TIAA-CREF Life shall hereafter determine (the "Separate Account"), for the following use and purposes, and subject to such conditions as hereinafter set forth; and

         RESOLVED, that the Separate Account is established for the purpose of providing for the issuance by TIAA-CREF Life of certain variable annuity contracts ("Contracts"), and shall constitute a funding medium for such Contracts issued by TIAA-CREF Life; and

         RESOLVED, that pursuant to Section 4240 of the New York Insurance Law, the assets of the Separate Account shall be legally segregated from the assets of the general account of TIAA-CREF Life and that portion of the assets of the Separate Account not exceeding the reserves and other contract liabilities relating to the Separate Account shall not be chargeable with liabilities arising out of any other business of TIAA-CREF Life; and

         RESOLVED, that the assets of the Separate Account shall be derived solely from (a) sale of variable annuity products, (b) funds corresponding to income and capital gain accumulation with respect to investment of such assets, and (c) any advances made by TIAA-CREF Life in connection with the operation of the Separate Account; and

         RESOLVED, that the income, gains, and losses (whether or not realized) from assets allocated to the Separate Account shall, in accordance with any variable annuity contracts issued by TIAA-CREF Life providing for allocations to the Separate Account, be credited to or charged against the Separate Account without regard to the other income, gains, or losses of TIAA-CREF Life; and

         RESOLVED, that TIAA-CREF Life shall maintain in the Separate Account assets with a fair market value at least equal to the amounts accumulated in accordance with the terms of the applicable variable annuity contracts and the statutory valuation reserves for such variable annuity contracts; and

         RESOLVED, that the appropriate officers of TIAA-CREF Life be, and hereby are, authorized to transfer cash or securities from time to time between TIAA-CREF Life's general account and the Separate Account as deemed necessary or appropriate and consistent with the terms of TIAA-CREF Life's Plan of Operation for the Separate Account and the Contracts; and

         RESOLVED, that the officers of TIAA-CREF Life be, and hereby are, authorized in their discretion as they may deem appropriate from time to time in accordance with applicable laws and regulations (a) to divide the Separate Account into divisions or subdivisions, (b) to modify or eliminate any such divisions or subdivisions, and (c) to designate further any division or subdivision thereof.